United States securities and exchange commission logo





                           December 15, 2023

       Michael M. Mettee
       Chief Financial Officer
       FB Financial Corporation
       1221 Broadway, Suite 1300
       Nashville, TN 37203

                                                        Re: FB Financial
Corporation
                                                            Form 8-K Filed
October 16, 2023
                                                            File No. 001-37875

       Dear Michael M. Mettee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K Filed October 16, 2023

       Exhibit 99.2
       Non-GAAP Reconciliations, page 17

   1.                                                   We note your adjustment
for    loss from securities, net    included in your non-GAAP
                                                        financial measure of
adjusted pre-tax net income for the three and nine months ended
                                                        September 30, 2023. We
also note that you include a similar adjustment for all periods presented in your
measure of core efficiency ratio on page 19. Please tell us how you determined that the
measure of adjusted pre-tax net income is not misleading given the adjustment for the
loss from securities, net    appears to be inconsistently presented
                                                        between periods,
considering the guidance in Rule 100(b) of Regulation G and Question
                                                        100.02 of the Division
of Corporation Finance's Compliance & Disclosure Interpretations
                                                        ("C&DI") on Non-GAAP
Financial Measures, and revise future filings as applicable.
   2. We note your presentation of the non-GAAP financial measures, adjusted tangible common equity and
adjusted tangible book value per common share, on page 21, both of which exclude your
accumulated other comprehensive loss, net. Further, we note your disclosure that your
non-GAAP financial measures provide a greater understanding of
 Michael M. Mettee
FB Financial Corporation
December 15, 2023
Page 2
         ongoing operations and enhance comparability of results with prior periods. Please address the following:
             Tell us, and revise your disclosures in future filings to more fully explain, what these measures represent and how they provide a greater understanding of ongoing operations and enhance comparability with prior periods.
             Tell us how you determined that the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to your normal, recurring business activities or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of
             Corporation Finance   s C&DI on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.



FirstName LastNameMichael M. Mettee                            Sincerely,
Comapany NameFB Financial Corporation
                                                               Division of
Corporation Finance
December 15, 2023 Page 2                                       Office of
Finance
FirstName LastName